UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1
INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

SRKP 6, INC.
(Exact name of registrant as specified in its charter)

333-139141
(Commission File Number)

DELAWARE (State or other jurisdiction of incorporation or organization)	20-2903491 IRS Employer Identification No.
1900 Avenue of the Stars, Suite 310, Los Angeles, California	90067
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (310) 203-2902

SRKP 6, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

SRKP 6, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY SRKP 6, INC.’S STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being furnished to the holders of record on March 15, 2007, of the outstanding shares of common stock, $.0001 par value (‘‘Common Stock’’), of SRKP 6, Inc., a Delaware corporation (the ‘‘Company’’), in connection with the scheduled appointment by the Board of Directors of the Company of four new members designated by Vicor Technologies, Inc., a Delaware corporation (‘‘Vicor’’), pursuant to the terms of an Agreement and Plan of Merger, dated July 28, 2006, as amended on December 29, 2006 (the ‘‘Merger Agreement’’), by and among the Company, Vicor Acquisition Corp., a wholly-owned subsidiary of the Company, and Vicor, pursuant to which the Company will acquire Vicor (the ‘‘Merger’’). This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.

Pursuant to the Merger Agreement, at the effective time of the Merger (i) the Board of Directors of the Company will be increased from its current two (2) to five (5) persons; (ii) the (4) four persons serving as directors of Vicor immediately prior to the Closing shall be appointed directors of the Company; and (iii) each of the two (2) persons serving as directors of the Company immediately prior to the effective time shall resign.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’), and Rule 14f-1 promulgated thereunder. The information contained in this Information Statement concerning Vicor and the Vicor designees has been furnished to the Company by Vicor, and the Company assumes no responsibility for the accuracy or completeness of any such information.

Change in Control Transaction

On February 20, 2007, Vicor stockholders approved the Merger and approved and adopted the Merger Agreement. Upon the effective time of the Merger, the shares of the Company’s Common Stock to be issued to Vicor stockholders are expected to represent approximately 90% of the outstanding shares of the post-merger SRKP (‘‘New Vicor’’).

Voting Securities

The Company’s Common Stock is the only class of equity security that is currently outstanding and entitled to vote at a meeting of the Company’s stockholders. Each share of Common Stock entitles the holder thereof to one (1) vote. As of March 15, 2007, there were 2,700,000 shares of the Company’s Common Stock outstanding.

Resigning SRKP Directors

Under the terms of the Merger Agreement, Richard A. Rappaport and Anthony C. Pintsopoulos have each tendered a resignation from his position as director to the Company effective as of the effective time of the Merger.

Vicor Designees

Pursuant to the Merger Agreement, upon the effective time of the Merger, James E. Skinner, Ph.D. and David H. Fater shall become Class I directors of New Vicor, Jerry M. Anchin, Ph.D. shall become a Class II director of New Vicor and Edward Wiesmeier, M.D. shall become a Class III director of New Vicor. Vicor has advised the Company that, to its knowledge, neither Messrs. Skinner, Fater, Anchin, Wiesmeier, nor any of any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, and no such person has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than with respect to the transactions between Vicor and the Company that have been described herein. (Please see ‘‘Security Ownership of Certain Beneficial Owners and Management’’ below.) In addition, Vicor has advised the Company that, to its knowledge, neither Messrs. Skinner, Fater, Anchin and Wiesmeier is currently a director of, and neither holds any position with, the Company, nor do either of them have a familial relationship with any director or executive officer of the Company.

The following sets forth certain information concerning the Vicor designees’ background and experience:

Name and Position	Age
James E. Skinner, Ph.D. (Class I)	63
David H. Fater (Class I)	60
Jerry M. Anchin, Ph.D. (Class II)	47
Edward Wiesmeier, M.D. (Class III)	67

James E. Skinner, Ph.D., has been Vicor’s Vice President, Director of Research and Development and a Director of Vicor since August 2000. Dr. Skinner was our President from August 2000 through July 2002. Dr. Skinner has experience both as a scientist and manager of large research and development projects. From December 1969 to February 1993, Dr. Skinner was a Professor at Baylor College of Medicine in Houston, where he was the recipient of many research grants from the National Institutes of Health. During his tenure at Baylor College of Medicine, he was the Principal Investigator of a Program Project Grant that operated five laboratories and three core facilities. From March 1993 to July 1997, Dr. Skinner was the Associate Director of the Totts Gap Medical Research Laboratories, Inc. In August 1997, he founded the Delaware Water Gap Science Institute, a non-profit medical research organization devoted to the development of medical devices and pharmaceuticals, and has served as its Director since its inception. Dr. Skinner is a graduate of Pomona College and received his Ph.D. from the University of California at Los Angeles.

David H. Fater joined Vicor as President, Chief Executive and Financial Officer, and Director in June 2002. Since January 1993 through the present, Mr. Fater was the Founder and has been the Chief Executive Officer of ALDA & Associates International, Inc., a business and financial consulting firm specializing in healthcare and life sciences. Prior to his founding of ALDA, Mr. Fater served as a senior executive with three public health care companies including two in which he led the Initial Public Offering process (BMJ Medical Management, Inc. and Community Care of America) and one which he led to a NYSE listing and a $1 billion market capitalization (Coastal Physician Group, Inc.). Mr. Fater was employed by Coastal Physician Group from January 1993 to June 1995; Community Care of America from July 1995 to December 1996; and BMJ Medical from January 1997 to July 1999. From June 2000 through July 2001, Mr. Fater was the Chief Financial Officer of Vector Medical Technologies, Inc. Prior to his corporate experience, Mr. Fater was a key international business advisor to senior management and boards of Directors as a Senior International Partner during a 24-year career with Ernst & Young from January 1969 to December 1992. He also has extensive experience with numerous mergers and acquisition transactions. He holds a B.S. in Accounting from the University of North Carolina. He is a Certified Public Accountant in Georgia, Illinois, North Carolina and New York.

Jerry M. Anchin, Ph.D., has been Vicor’s Vice President and Associate Director of Scientific Research since October 2000 and a Director of Vicor since September 2003. Dr. Anchin has extensive experience in the biotechnology business sector. He has been actively involved in the fields of immunology, molecular biology, drug discovery and protein chemistry since 1978. Dr. Anchin worked in biotechnology at International Immunoassay Labs from September 1981 to July 1988 as Head of

Assay Development and manufacturing, where he was instrumental in designing a novel assay for the detection of the protein creatine kinase that is released as a result of acute myocardial infarction. He received two patents for his work in this area. Dr. Anchin then worked for Immuno Pharmaceuticals from August 1993 to February 1996 and Prism Pharmaceuticals from February 1996 to June 1998. Dr. Anchin was employed by Ciblex Pharmaceuticals from June 1998 through August 2000, where he became group leader of the drug discovery program, which led to the discovery of novel small molecules that will be entering clinical trials for the prevention of asthma. He has been granted five patents in the field of immunoassay and drug discovery and has four patents pending. Dr. Anchin holds a B.A. in Cell Biology from University of California at Santa Barbara and received his Ph.D. in Immunology from Texas A&M University.

Edward Wiesmeier, M.D., has been a member of Vicor’s board of directors since October 2004. Since 1989, Dr. Wiesmeier has been a Clinical Professor of Obstetrics and Gynecology and Assistant Vice Chancellor at the UCLA School of Medicine. He serves as Chairman of Vicor’s Scientific Advisory Board.

Current SRKP Executive Officers

Name	Age	Position
Richard A. Rappaport	45	President and Director
Anthony C. Pintsopoulos	49	Secretary, Chief Financial Officer and Director

The Company’s officers and directors are elected annually for a one year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal.

Richard A. Rappaport, President and Director, is the founder of Westpark Capital, Inc. and has been its Chief Executive Officer since September 1999. Westpark Capital, Inc. is a full service investment banking and securities brokerage firm, which serves the needs of both private and public companies worldwide, as well as individual and institutional investors. From April 1995 through September 1999, Mr. Rappaport was Director of Corporate Finance for Global Securities, where he was responsible for all of the firms North American Corporate finance activities. Global Securities was a registered broker-dealer that has since terminated operations. Mr. Rappaport received a B.S. in 1981 from the University of California at Berkeley and a M.B.A. in 1986 from the University of California at Los Angeles.

Anthony C. Pintsopoulos, Chief Financial Officer, Secretary and a Director, is the President and Chief Financial Officer at WestPark Capital, Inc. Prior to joining WestPark Capital, Mr. Pintsopoulos was CFO and acting COO at Joseph, Charles & Associates (JCA) a full service investment banking and securities brokerage firm. Prior to JCA, from 1983 to 1995, Mr. Pintsopoulos served as CFO, Treasurer and Board Member of Safety 1st, Inc., a manufacturer of juvenile products. He administered the company’s IPO and Secondary Offerings. Preceding Safety 1st, Mr. Pintsopoulos worked at Coopers & Lybrand Boston, Massachusetts. Also he owned his own CPA Firm in Massachusetts before merging it into Vitale, Caturano & Co., PC (the largest CPA firm in New England, other than the Big 4). In his CPA business, he has worked with both public and private entities in all phases of business development. He holds a Bachelor of Business Administration in Accounting from the University of Massachusetts, Amherst and holds NASD licenses 7, 24, and 63. He is a Certified Public Accountant, a member of the Massachusetts Society of Certified Public Accountants (MSCPA) and the American Institute of Certified Public Accountants (AICPA).

Security Ownership of Certain Beneficial Owners and Management

The following tables set forth certain information as of March 15, 2007, regarding (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each director, nominee and executive officer of the Company and (iii) all officers and directors as a group.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Class
Debbie Schwartzberg 800 5th Avenue New York, New York 10021	1,039,500	38.5%
Richard Rappaport 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	1,039,500	38.5%
Tom Poletti 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	243,000	9%
Anthony C. Pintsopoulos 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	243,000	9%
Glenn Krinsky 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	135,000	5%
All Directors and Officers as a Group (2 individuals)	1,282,500	47.5%

The following table sets forth, as of December 31, 2006, and prior to consummation of the Merger with the Company, the number of shares of Vicor common stock beneficially owned by each of Vicor’s designees. Unless otherwise stated, each person has sole voting and investment power with respect to the shares set forth in the table. The information contained in the table below is provided for disclosure purposes only as there can be no assurance that the transactions contemplated by the Merger Agreement will be completed or that the actual ownership will be as set forth therein and herein based on the assumptions used. At the closing of the Merger, the Company intends to file a Current Report on Form 8-K which will include an updated beneficial ownership table for the Company to reflect the actual results of the completion of the transactions under the Merger Agreement.

Percentage of Outstanding Vicor common stock Owned

Name and Address of Beneficial Owner	Number of Shares Held		Percentage (6)
James E. Skinner, Ph.D. 399 Autumn Drive Bangor, PA 18013	1,710,000(1)		20.6%
David H. Fater 15977 Brier Creek Drive Delray Beach, FL 33446	540,000(2	)(3)	6.8%
Jerry M. Anchin, Ph.D. 2059 Lyndhurst N Deerfield Beach, FL 33442	702,500(5)		8.7%
Edward M. Wiesmeier, M.D. 4464 Bergamo Drive Encino, CA 91436	510,250(5)		6.7%

(1)	Includes 680,000 and 30,000 shares of Vicor common stock that Dr. Skinner has the right to acquire by exercise of stock warrants and stock options, respectively.

(2)	Includes 270,000 and 70,000 shares of Vicor common stock that Mr. Fater has the right to acquire by exercise of stock warrants and stock options, respectively.

(3)	On February 17, 2006, Mr. Fater entered into a Stock Repurchase Agreement with Vicor where Vicor repurchased 150,000 shares of Vicor’s common stock for $5.00 per share.

(4)	Includes 432,500 and 70,000 shares of Vicor common stock that Dr. Anchin has the right to acquire by exercise of stock warrants and stock options, respectively.

(5)	Includes (i) 250 and 5,000 shares of Vicor common stock that Dr. Wiesmeier has the right to acquire by exercise of stock warrants and stock options, respectively; and (ii) 75,000 shares of Vicor common stock that a trust for which Dr. Wiesmeier is a trustee has the right to acquire by exercise of stock warrants.

(6)	Percentage of shares of Vicor common stock as of December 31, 2006 and prior to consummation of the Merger with the Company.

Upon consummation of the Merger, each issued and outstanding share of Vicor common stock will be converted into two shares of New Vicor common stock. Additionally, holders of warrants and options to purchase Vicor common stock have been offered the opportunity to participate in a cashless exercise of the warrants and options resulting in them receiving shares of Vicor common stock in exchange for the warrants and options. Such shares shall also convert into shares of New Vicor common stock upon consummation of the Merger.

Executive Compensation

The following table sets forth the cash compensation paid by the Company to its President and all other executive officers for services rendered during the fiscal year ended December 31, 2006.

Name and Position	Year	Compensation
Richard A. Rappaport, President and Director	2006	None
Anthony C. Pintsopoulos, Secretary, Chief Financial Officer and Director	2006	None

Director Compensation

We do not currently pay any cash fees to our directors, but we pay directors’ expenses in attending board meetings. During the year ended December 31, 2006 no director expenses were reimbursed.

Employment Agreements

The Company is not a party to any employment agreements.

Board of Directors

Independence

None of the current directors would be deemed independent under Nasdaq listing standards. Of the director nominees, only Dr. Wiesmeier would be deemed independent under Nasdaq listing standards.

Meetings

The Board of Directors of the Company held no meetings during 2006. The Board took action by unanimous written consent on one occasion.

Committees

The Board of Directors does not have a standing audit committee, compensation committee or nominating committee or a charter with respect to the process for nominating directors for election to the Company’s Board of Directors.

There are no stated minimum criteria for director nominees, and the Board of Directors may consider such factors as it may deem are in the best interests of the Company and its stockholders.

The Board of Directors identifies nominees by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company and who are willing to continue in service are considered for re-nomination. If any member of the Board does not wish to continue in service or if the Board decides not to re-nominate a member for re-election, the Board then identifies the desired skills and experience of a new nominee. Current members of the Board of Directors are polled for suggestions as to individuals meeting the criteria described above. The Board may also engage in research to identify qualified individuals. To date, the Company has not engaged third parties to identify or evaluate or assist in identifying potential nominees, although the Company reserves the right in the future to retain a third party search firm, if necessary.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that the Company’s officers, directors and persons owning greater than ten percent (10%) of the Common Stock (collectively, ‘‘Reporting Persons’’) to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of Common Stock. Such Reporting Persons are also required by applicable SEC rules to furnish to the Company copies of all forms filed with the SEC pursuant to Section 16(a) of the Exchange Act. Based solely on its review of the copies of such forms received by it, or written representations from such persons that no other reports were required for such persons, the Company believes that none of the Reporting Persons was late in making his or her filings for the most recent fiscal year.

Legal Proceedings

The Company is not aware of any material legal proceedings to which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Signatures

Pursuant to the requirements of the Exchange Act, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

SRKP 6, Inc.
/s/Richard A. Rappaport Richard A. Rappaport, President

Dated: March 16, 2007